FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 29, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                       ☒                                   Form 40-F                                       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            ☐                                   No                                 ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC on July 11, 2003.

8.1. In fulfillment of the formal requirements of the Federal Law “On Joint Stock Companies” regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

1. WBD Foods (the Licensor) will grant to Wonder Berry, Inc. (the Licensee), in exchange for compensation to be paid by Licensee to Licensor, an exclusive license to use trademarks in Canada until December 31, 2013 pursuant to the following registration applications:

 “Wonder Berry” (“WB”)  trademarks: WB/Mors/Cranberries, Blueberries & Blackberries (No. 1098551); WB/Mors/Red Whortleberries (No. 1098550); WB/Cherries & Red Currants (No. 1098549); “Чудо-Ягода/Морс/Red Whortleberries” [Chudo-Yagoda/Mors/Red Whortleberries] (No. 1098548); WB/Mors/Raspberries & Cranberries (No. 1098547);

“Rio-Grande” (RG) trademarks: RG/Orange; RG/Pomegranate; RG/Apricot RG/Pear; RG/Strawberry; RG/Sweet Cherry.

Compensation will be paid twice a calendar year and be calculated as follows:

•                                          during the first three years of the agreement, 0.01% of the value of actually produced goods, but no less than USD 600 (six hundred) per year, including VAT (20%);

•                                          after the first three years of the agreement, 2% of the value of actually produced goods.

2. Lianozovo Dairy Plant OJSC (the Lessor) will lease to WBD Foods OJSC (the Lessee) a Skoda Octavia motor vehicle for a rent of 473,729.97 rubles for 17.25 months, including VAT (beneficiary: WBD Foods OJSC).

3. Lianozovo Dairy Plant OJSC will render services to WBD Foods OJSC for the maintenance (operation) of a Skoda Octavia motor vehicle for a fee of 511,967.93 rubles for 17.25 months, including VAT (beneficiary: WBD Foods OJSC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	July 29, 2003